Filed by Johnson & Johnson pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215 Plan Deadline: 4:00 PM New York City Time, August 15, 2023 IMMEDIATE ATTENTION REQUIRED Dear participant in the Johnson & Johnson Savings Plan and/or the Johnson & Johnson Retirement Savings Plan: Johnson & Johnson is offering its shareholders the opportunity to exchange shares of Johnson & Johnson common stock for shares of Kenvue Inc. common stock, subject to the terms of the exchange offer described in the Prospectus dated July 24, 2023. As a participant in the Johnson & Johnson Savings Plan and/or the Johnson & Johnson Retirement Savings Plan who was invested in the Johnson & Johnson stock funds in those plans as of July 19, 2023, you are eligible to participate in the exchange offer, as further described in the Notice to Participants dated July 24, 2023. If you wish to participate in the exchange offer, please carefully review the Notice to Participants and the Prospectus for more information. Additional information related to the exchange offer (including links to the Prospectus and Notice to Participants) may be found at www.JNJSeparation.com. Copies of the Notice to Participants, the Prospectus and individual Direction Forms are being mailed to your address on file and are expected to be received by Plan participants during the week of July 31, 2023. The Direction Forms contain information that is required for you to submit an election to participate in the exchange offer; accordingly, you will not be able to submit an election until you have received these. Participation in the exchange offer is completely voluntary. If you do not wish to participate, no action is required. Forward Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the

Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866- 695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States). (c)1997 - 2015 Broadridge Financial Solutions, Inc. ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions, Inc. CUSIP is a registered trademark of the American Bankers Association. All other registered marks belong to their respective owners. | Terms and Conditions | Privacy Statement